11016151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Westpark Drive, Suite A320
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Smith (703) 827-0233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPAs, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr.,	Reston,	VA	20191
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/4
3/15/11

OATH OR AFFIRMATION

I, Andrew Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLean Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tara C. Koeger
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7240659
My Commission Expires
September 30, 2013

[signature]
Signature

Partner
Title

Tara C. Koeger
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Other Financial Information

MCLEAN SECURITIES, INC.

December 31, 2010 and 2009

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

McLean, Virginia

December 31, 2010 and 2009

CONTENTS

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2010 and 2009, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 10, 2011

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

	December 31, 2010	December 31, 2009
ASSETS		
CURRENT ASSETS		
Cash	$ 8,327	$ 8,327
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 8,327	$ 8,327
	$ 8,327	$ 8,327

See notes to financial statements.

STATEMENTS OF INCOME

MCLEAN SECURITIES, LLC

		Year Ended December 31, 2010	2009
INCOME		$ 4,414,510	$ 3,732,229
EXPENSES			
Commission expense		2,910,708	2,302,756
Other expenses		10,493	113,200
	TOTAL EXPENSES	2,921,201	2,415,956
	NET INCOME	$ 1,493,309	$ 1,316,273

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

BALANCE, DECEMBER 31, 2008	$ 8,333
Net income	1,316,273
Contributions	0
Withdrawals	(1,316,279)
BALANCE, DECEMBER 31, 2009	8,327
Net income	1,493,309
Contributions	0
Withdrawals	(1,493,309)
BALANCE, DECEMBER 31, 2010	$ 8,327

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

	Year Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,493,309	$ 1,316,273
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,493,309	1,316,273
CASH FLOWS FROM FINANCING ACTIVITIES		
Withdrawals of equity	(1,493,309)	(1,316,279)
NET CASH USED IN FINANCING ACTIVITIES	(1,493,309)	(1,316,279)
NET DECREASE IN CASH	0	(6)
Cash, beginning of year	8,327	8,333
CASH, END OF YEAR	$ 8,327	$ 8,327

SUPPLEMENTAL DISCLOSURES
None

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2010 and 2009

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered FINRA broker-dealer that provides investment banking services in connection with its parent, The McLean Group, LLC (the Group). The Company does not have custody of client accounts. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective on October 27, 2000.

Effective October 1, 2009, the members of the Company agreed to contribute their equity ownership to the Group, thus making the Company a wholly owned subsidiary of the Group. The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy FINRA requirements.

The Company uses accrual basis accounting for financial statement reporting purposes and cash basis for income tax reporting purposes. Investment banking revenues include fees earned from providing merger-and-acquisition and advisory services. The performance fees are recognized upon successful completion of the transaction, while the other fees are recognized when the related services are rendered.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2010 and 2009.

Effective September 15, 2009, the Company adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by non-public entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

The Company is considered a disregarded entity for income tax reporting purposes. Accordingly, for income tax purposes the revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members of the Group.

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes*, companies are required to disclose unrecognized tax benefits. The Company and the Group operate as Limited Liability Companies (LLCs) and are not subject to Federal income taxes. Management has evaluated the effect of the guidance provided by ASC 740 and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2010, which required disclosing or recognition.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the conduct of the Company's business, except fee-sharing disbursements, which the broker-dealer is required to pay. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2010 and 2009, capital transfers made to the Group totaled $1,493,309 and $1,316,279, respectively.

During 2010 and 2009, consulting fees (guaranteed payments) paid to members of the Group totaled $1,211,109 and $297,495, respectively.

During 2010 and 2009, referral fees of $5,445 and $113,200, respectively, were paid to McLean Valuation Services Group, LLC, a related limited liability company.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

NOTE D - NET CAPITAL REQUIREMENTS (continued)

The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2010, the Company had net capital as defined of $8,327, which was $3,327 in excess of its required net capital of $5,000.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE F - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Company adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Under ASC 820-10, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2010 and 2009 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE G - SUBSEQUENT EVENTS

Effective June 15, 2009, the Company adopted ASC Topic 855, *Subsequent Events* (ASC 855). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 10, 2011, which is the date the financial statements were available to be issued.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2010 and 2009

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Other Financial Information
Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 10, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CST Group, CPAs, PC

February 10, 2011

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2010

Total members' equity		$ 8,327
Deduct: Non-allowable assets		0
Add: Liabilities subordinated to claims of general creditors		0
	NET CAPITAL	$ 8,327

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2010

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2010.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

February 10, 2011